

02005144

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 15644

U.S. POST OFFICE
DELAYED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
JAN 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER !, 2000 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FEDERATED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 NEW YORK AVENUE

(No. and Street)

HUNTINGTON STATION	NEW YORK	11746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH KING 631-421-4499

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI

(Name — if individual, state last, first, middle name)

6812 FORT HAMILTON PARKWAY	BROOKLYN,	NY	11219
(Address)	(City)	(State)	Zip Code)

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITIES, INC., as of SEPTEMBER 30, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2002

Notary Public

Signature

Chairperson
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI
Certified Public Accountant
Certified Valuation Analyst

6812 Fort Hamilton Park way
Brooklyn, NY 11219
(718) 833-0982 Fax (718) 833-3658
e-mail: revai@usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Federated Securities, Inc.
1395 New York Avenue
Huntington, N.Y. 11746

We have audited the accompanying balance sheet of Federated Securities, Inc. as of September 30, 2001 and 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2001 and 2000, and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Tamas B. Revai, C.P.A.
November 15, 2001

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2001	2000
Current Assets		
Cash and Cash Equivalents	$ 35,640	$ 33,113
Clearing Deposit	35,000	35,000
Commissions Receivable	3,588	14,928
Total Current Assets	**$ 74,228**	**$ 83,041**
Investment	27	-0-
Total Assets	**$ 74,255**	**$ 83,041**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 8,218	$ 14,128
Total Current Liabilities	**$ 8,218**	**$ 14,128**
Loan from Stockholder	$ 10,000	$ 10,000
Subordinated Loan from Stockholder	50,000	50,000
Total Liabilities	**$ 68,218**	**$ 74,128**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(10,963)	(8,087)
Total Stockholder's Equity	**$ 6,037**	**$ 8,913**
Total Liabilities and Stockholder's Equity	**$ 74,255**	**$ 83,041**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF INCOME and RETAINED EARNINGS
For the Years Ended
September 30,

	2001	2000
Revenues:		
Commissions	$ 154,127	$ 341,423
Interest and Dividends	792	1,130
Total Revenues	**$ 154,919**	**$ 342,553**
Expenses:		
Salaries	$ 15,832	$ 35,038
Commissions	57,748	180,527
Rent	6,338	11,557
Insurance	0	-0-
Professional Fees	1,899	17,662
Communications	13,989	17,810
Taxes	2,154	3,221
Office Expenses	27,866	38,750
Regulatory Fees	11,985	5,044
Dues and Publications	2,622	1,455
Interest	3,015	4,198
Equipment Rental	6,248	4,755
Bank Charges	417	202
Employee Benefits	7,682	17,073
Total Expenses	**$ 157,795**	**$ 337,292**
Net Income / (Loss)	**$ (2,876)**	**$ 5,261**
Retained Earnings (Deficit) at Beginning of Year	$ (8,087)	$ (13,348)
Retained Earnings at End of Year	**$ (10,963)**	**$ (8,087)**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended
September 30,

	2001	2000
Cash flows from operating activities:		
Net Income/(Loss)	$ (2,876)	$ 5,261
Adjustment needed to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in Current Assets and Current Liabilities:		
Decrease in Accounts Receivable	11,340	2,987
Decrease in Prepaid Expenses	-0-	145
(Decrease) in Accounts Payable and Accrued Expenses	(5,910)	(6,619)
Net cash provided by (used in) operating activities	**$ 2,554**	**$ 1,774**
Cash flows from investing activities:		
Purchase of Stock	$ (27)	$ -0-
Total cash used by investing activities	**$ (27)**	**$ -0-**
Increase in Cash	**$ 2,527**	**$ 1,774**
Cash - Beginning of year	33,113	31,339
Cash - End of Year	**$ 35,640**	**$ 33,113**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2001 and 2000

Organization:

Federated Securities, Inc. (Company) engages in selling mutual funds, annuities and tax shelters. Most of its income is derived from commissions

The company is exempt from the provision of rule 15C3-3

The Company is exempt from filing SIPC#3, because a certificate of exclusion was filed on or about January 3, 1973.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Federal income taxes are provided for the periods, when it becomes necessary, because the Company is a "C" corporation subject to federal income taxes as provided by the Internal Revenue Code.

Subordinated Loan:

Judith C. King, Chairwoman of the Company, subordinated loans to the Company. Interest on the loans is presently 5%. In the years ended September 30, 2001 and 2000 interest of $3,015 and $4,198 was paid.

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2001	$ 35,000
December 30, 1998	December 30, 2001	15,000
Total		**$ 50,000**

Credit Line:

The Company obtained a $25,000 credit line from Chase Manhattan Bank. As of September 30, 2001 the Company did not have a balance due to the bank.

Tames B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended September 30,

	2001	2000
Subordinated Loan – October 1,	**$ 50,000**	**$ 60,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	10,000
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.

Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.

Computation of Aggregated Indebtness and Net Capital in accordance with Rule 15C-1 Under the Securities Exchange Act of 1934 as of September 30, 2001 and 2000

	2001	2000
Aggregated Indebtness*	$ 18,218	$ 24,128
Net Capital:		
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(10,963)	(8,087)
Subordinated Loans from Stockholder	50,000	50,000
Net Capital	**$ 56,037**	**$ 58,913**
Percentage of Aggregated Indebtness to Net Capital	**32.51%**	**40.96%**

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
BASIC NET CAPITAL REQUIREMENT
as of
September 30,

	2001	2000
Ownership Equity	$ 6,037	$ 8,913
Add: Subordinated Loan from Stockholder	50,000	50,000
Total Capital	$ 56,037	$ 58,913
Less: Non-allowable Assets	(27)	-0-
Net Capital	$ 56,010	$ 58,913
Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 51,010	$ 53,913
Excess Net Capital at 1,000%	$ 54,188	$ 56,500

The accompanying notes are an integral part of the financial statements.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED SEPTEMBER 30, 2001 and FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001

Regulatory Fees – Decrease by $240.00

Taxes Payable - Corporation taxes increased by $395.00

Net income - As a result of the adjustments, Net Income and Retained Earnings and Net Capital decreased by $155.00.

There are no material differences in the net capital computation between the Focus Report for the Quarter Ended September 30, 2001 and the Audited Financial Statements as of September 30, 2001.

Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2001 and 2000 and for the years then ended.

Tamas B. Revai, C.P.A.